[Eaton Vance Distributors, Inc. letterhead]

VIA EDGAR

May 24, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE Washington, DC 20549

Attn.: Ms. Valerie J. Lithotomos

eUnits™ 2 Year U.S. Market Participation Trust II: Upside to Cap / Buffered Downside

Registration Statement on Form N-2

File Nos. 333-179506 and 811-22663

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”), we as sole underwriter wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on April 25, 2012 and the Preliminary Prospectus dated April 25, 2012 began on May 1, 2012 and is expected to conclude at approximately 3:00 p.m., May 29, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 7,500 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, as sole underwriter of the offering of common shares of 811-22663 (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Standard Time, on May 29, 2012, or as soon thereafter as practicable.

Sincerely,

EATON VANCE DISTRIBUTORS, INC.

By:	/s/ Frederick S. Marius
Name:	Frederick S. Marius
Title:	Vice President, Secretary
Clerk and Chief Legal Officer